Exhibit 99.1

Company Contact:

N. Paul Brost Chief Financial Officer

Command Security Corporation

703-464-4735

COMMAND SECURITY CORPORATION REPORTS FINANCIAL

RESULTS FOR THREE MONTHS ENDED JUNE 30, 2015

Herndon, VA***August 6, 2015***Command Security Corporation (NYSE MKT: MOC) today reported its financial results for its first fiscal quarter ended June 30, 2015.

Revenues for the three months ended June 30, 2015 were $33.7 million compared with revenues of $37.6 million for the three months ended June 30, 2014. Gross profit for the three months ended June 30, 2015 was $4.8 million (14.3% of revenues) compared with $5.5 million (14.5% of revenues) for the three months ended June 30, 2014. Operating income for the three months ended June 30, 2015 was $0.5 million (1.6% of revenues) compared with operating income of $1.2 million (3.1% of revenues) for the three months ended June 30, 2014. Net income for the three months ended June 30, 2015 was $0.3 million, or $0.03 per basic and diluted share outstanding, compared with $0.7 million, or $0.07 per basic and diluted share outstanding for the three months ended June 30, 2014.

The decrease in revenues for the three months ended June 30, 2015, was primarily due to the loss of the Western region services contract with a major transportation company effective May 31, 2014, and a decline in healthcare related security services partly offset by increases in aviation and construction related security services.

The decrease in operating income for the three months ended June 30, 2015 as compared with the three months ended June 30, 2014 was driven primarily by the aforementioned loss of the Western region services contract with a major transportation company and the reduction in healthcare related security services, partly offset by increases in aviation and construction related services.

The decrease in net income for the three months ended June 30, 2015 compared to June 30, 2014, was due to the aforementioned decrease in operating income and a decrease in equity earnings of Ocean Protection Services (OPS), partly offset by a reduction in income taxes. The decrease in equity earnings of OPS was primarily driven by a reduction in total missions during the quarter ended June 30, 2015, compared to the quarter ended June 30, 2014, as well as changes in the number and composition of assigned security personnel.

Craig P. Coy, Chief Executive Officer of Command Security, said, "We continued to work on fundamental business improvement principles with our focus on operational performance, customer satisfaction and process improvements in every functional area of the Company. For example, the implementation of our new CommandTrack™ mobile operating platform provides real-time visibility and operational efficiencies for our customers and managers. We also consolidated regional command centers into a single national operations center utilizing our integrated enterprise operating system. Our emphasis on new opportunities for growth and enhanced operating capabilities remains a high priority.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value”, we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2015, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

CONDENSED STATEMENTS OF INCOME

Income Statement Highlights	Three Months Ended
	June 30,
	(Unaudited)
	2015	2014

Revenues	$33,661,061	$37,610,628
Gross Profit	4,819,021	5,468,927
General and Administrative	4,114,681	4,316,218
Operating Income	543,702	1,168,946
Equity earnings in minority investment of unconsolidated affiliate	61,500	117,000
Provision for income taxes	245,000	545,000
Net income	328,152	691,077
Net income per common share:
Basic	0.03	0.07
Diluted	0.03	0.07
Weighted average number of common shares outstanding:
Basic	9,731,564	9,509,163
Diluted	9,982,556	9,751,307

COMMAND SECURITY CORPORATION

CONDENSED BALANCE SHEETS

Balance Sheet Highlights	June 30, 2015	March 31, 2015
	(Unaudited)	(Audited)
Cash	$1,149,432	$2,435,839
Accounts receivable	22,357,095	21,712,036
Total current assets	28,500,248	29,084,474
Total assets	35,918,889	36,587,155
Short-term debt	4,225,553	6,000,000
Total current liabilities	14,357,613	15,428,407
Total liabilities	14,994,685	16,012,976
Stockholders’ equity	20,924,204	20,574,179
Total liabilities and stockholders’ equity	35,918,889	36,587,155